UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

AFFINITY GAMING, LLC
 (Name of Issuer)

Common Units
 (Title of Class of Securities)

Not Applicable
 (CUSIP Number)

Jonathan Schmugge
Two Conway Park
150 Field Dr. Suite 300
Lake Forest, IL  60045
(847) 235-8100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Page 2 of 12 Pages

1.	Names of Reporting Persons. Z CAPITAL PARTNERS, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	5,049,998.4
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	5,049,998.4
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,049,998.4
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.97%
14.	Type of Reporting Person: IA, HC

SCHEDULE 13D

Page 3 of 12 Pages

1.	Names of Reporting Persons. ZENNI HOLDINGS LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	5,049,998.4
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	5,049,998.4
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,049,998.4
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.97%
14.	Type of Reporting Person: OO, HC

SCHEDULE 13D

Page 4 of 12 Pages

1.	Names of Reporting Persons. Z CAPITAL SPECIAL SITUATIONS ADVISER, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,894,554.9
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,894,554.9
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,894,554.9
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 14.3%
14.	Type of Reporting Person: IA, PN

SCHEDULE 13D

Page 5 of 12 Pages

1.	Names of Reporting Persons. Z CAPITAL SPECIAL SITUATIONS FUND GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,155,443.5
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,155,443.5
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,155,443.5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 10.7%
14.	Type of Reporting Person: IA, PN

SCHEDULE 13D

Page 6 of 12 Pages

1.	Names of Reporting Persons. Z CAPITAL SPECIAL SITUATIONS FUND UGP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,155,443.5
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,155,443.5
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,155,443.5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 10.7%
14.	Type of Reporting Person: OO, HC

SCHEDULE 13D

Page 7 of 12 Pages

1.	Names of Reporting Persons. JAMES J. ZENNI
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	5,049,998.4
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	5,049,998.4
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,049,998.4
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.97%
14.	Type of Reporting Person: IN, HC

SCHEDULE 13D

Page 8 of 12 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(e), with respect to the Schedule 13G filed on May 24, 2012, as amended by Amendment No. 1 filed on July 9, 2012, relating to the common units (the “Units”), of Affinity Gaming, LLC (“Affinity” or the “Issuer”), whose principal executive offices are located at 3755 Breakthrough Way, Suite 300, Las Vegas, Nevada 89135.  The Reporting Persons also previously reported their beneficial ownership of the Units on a Schedule 13G filed on May 9, 2011, as amended by Amendment No. 1 filed on September 21, 2011 and Amendment No. 2 filed on November 29, 2011, before the Reporting Persons qualified to file under §240.13d-1(b).

Item 2.	Identity and Background

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):  Z Capital Partners, L.L.C. (“Z Capital”); Zenni Holdings, LLC (“Zenni Holdings”);  Z Capital Special Situations Adviser, L.P. (“Special Adviser”); Z Capital Special Situations Fund GP, L.P. (“Special GP”); Z Capital Special Situations Fund UGP, L.L.C. (“Special UGP”); and  James J. Zenni (“Mr. Zenni”).

This Schedule 13D relates to Units held for the account of Z Capital Special Situations Fund Holdings I, L.L.C., a Delaware limited liability company (“Special L.L.C.”), Z Capital HG, L.L.C., a Delaware limited liability company (“HG L.L.C.”) and Z Capital HG-C, L.L.C., a Delaware limited liability company (“HG-C L.L.C.”).  Z Capital Special Situations Fund, L.P., a Delaware limited partnership (“Special L.P.”) is the majority owner of Special L.L.C.  Special Adviser, as the investment adviser of Special L.P., may be deemed to have voting and dispositive power over the Units held for Special L.L.C.  Special GP, as the manager of HG L.L.C. and HG-C L.L.C., may be deemed to have voting and dispositive power over the Units held for HG L.L.C. and HG-C L.L.C.  Special UGP serves as the general partner of Special GP.  Z Capital serves as the general partner of Special Adviser and as the managing member of Special UGP.  Zenni Holdings serves as the managing member of Z Capital.  Mr. Zenni serves as the President of Z Capital and the sole owner of Zenni Holdings.

Each of Z Capital, Zenni Holdings, and Special UGP is a Delaware limited liability company.  Each of Special Adviser and Special GP is a Delaware limited partnership.  Mr. Zenni is a citizen of the United States of America.  The address of the principal business office of each of the Reporting Persons is Two Conway Park, 150 Field Drive, Suite 300, Lake Forest, IL 60045.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used for the purchase of the Units by the Reporting Persons were derived from general working capital of Special L.L.C., HG L.L.C. and HG-C L.L.C.  A total of approximately $58,669,914 was paid for the Units acquired and reported herein.

SCHEDULE 13D

Page 9 of 12 Pages

Item 4.	Purpose of Transaction

On October 18, 2012, Z Capital petitioned the Missouri Gaming Commission for a “change in control,” as defined by the Missouri Code of State Regulations, of the Issuer (the “Petition”).  The Petition is attached to this Schedule as Exhibit 99.2 and is incorporated by reference herein.  The purpose of the Petition is to authorize the Reporting Persons to own 25% or more of the Units of the Issuer, whether through acquisition of additional Units or due to a repurchase of Units by the Issuer, and to obtain permission to seek representation on the Issuer’s board.  Although the Reporting Persons intend to seek representation on the Issuer’s board, the Reporting Persons currently have no plan or intention of changing the management of the Issuer and anticipate that they will fully support the Issuer’s current management.

On October 19, 2012, Z Capital sent a letter to the Issuer (“the Letter”).  The Letter is attached to this Schedule as Exhibit 99.3 and is incorporated by reference herein.  Among other things, the Letter notified the Issuer of the Petition and of the Reporting Persons’ intent to seek board representation, subject to required gaming authority approvals.  The Letter also informed the Issuer of the Reporting Persons’ present intent to seek to maintain, rather than change, current management’s control of the Issuer’s operations.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions, including any required gaming authority approvals:  (i) purchase additional Units, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Units, options or related derivatives now beneficially owned or hereafter acquired by them; (iii) propose one or more directors for the Issuer’s board of directors; and (iv) engage in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Consistent with their current investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control, to the extent permissible under applicable gaming regulations.

Item 5.	Interest in Securities of the Issuer

(a, b) The aggregate number of Units and the percentage of total outstanding Units beneficially owned by the Reporting Persons as of the date hereof is set forth below:

Reporting Person	Number of Units Beneficially Owned*	Percentage of Outstanding Units	Number of Outstanding Units**
Z Capital	5,049,998.4	24.97%	20,226,833
Special Adviser	2,894,554.9	14.3%	20,226,833
Special GP	2,155,443.5	10.7%	20,226,833
Special UGP	2,155,443.5	10.7%	20,226,833
Zenni Holdings	5,049,998.4	24.97%	20,226,833
Mr. Zenni	5,049,998.4	24.97%	20,226,833

SCHEDULE 13D

Page 10 of 12 Pages

*           The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Units.

**         This figure is based on 20,226,833 Units outstanding (as of June 30, 2012, according to the Issuer’s quarterly report on Form 10-Q, filed on August 14, 2012).

(c) There were no transactions in the Units by the Reporting Persons in the past sixty days.

(d) Certain funds listed in Item 2 are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.  Such interest of each of Special L.L.C. and HG L.L.C. relates to more than 5 percent of the class of Units.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 is not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1:	Joint Filing Agreement

Exhibit 99.2:	Petition for Approval of Change of Control Before the Missouri Gaming Commission, dated October 18, 2012

Exhibit 99.3:	Letter from Z Capital Partners, L.L.C. to the Board of Directors of Affinity Gaming, LLC, dated October 19, 2012

SCHEDULE 13D

Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Z CAPITAL PARTNERS, L.L.C.

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

ZENNI HOLDINGS, LLC

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	Sole Owner

Z CAPITAL SPECIAL SITUATIONS ADVISER, L.P.

By:	Z Capital Partners, L.L.C., General Partner

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

Z CAPITAL SPECIAL SITUATIONS FUND GP, L.P.

By:	Z Capital Special Situations UGP, L.L.C., General Partner

By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

Z CAPITAL SPECIAL SITUATIONS FUND UGP, L.L.C.

By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

SCHEDULE 13D

Page 12 of 12 Pages

JAMES J. ZENNI

By:	/s/ James J. Zenni

October 23, 2012

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).